INVESTMENT MANAGERS SERIES TRUST II

235 West Galena Street

Milwaukee, Wisconsin 53212

September 12, 2019

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investment Managers Series Trust II – File No. 333-232763

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 of Investment Managers Series Trust II (the “Trust”), with respect to (i) the proposed reorganization of the Equinox Ampersand Strategy Fund, a series of the Equinox Funds Trust (“Equinox”), into the AXS Alternative Growth Fund, a new series of the Trust, (ii) the proposed reorganization of the Equinox Aspect Core Diversified Strategy Fund, a series of Equinox, into the AXS Aspect Core Diversified Strategy Fund, a new series of the Trust, (iii) the proposed reorganization of the Equinox Chesapeake Strategy Fund, a series of Equinox, into the AXS Chesapeake Strategy Fund, a new series of the Trust, and (iv) the proposed reorganization of the Equinox IPM Systematic Macro Fund, a series of Equinox, into the AXS IPM Systematic Macro Fund, a new series of the Trust, be accelerated to September 16, 2019, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust II

/s/ Terrance Gallagher

Name: Terrance Gallagher

Title: President

IMST Distributors, LLC

/s/ Mark Fairbanks

Name: Mark Fairbanks

Title: Vice President